EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 11, 2021, except for the effects of the restatement in Notes 1, 2, 4, 9, 11 to the financial statements, and the critical audit matter related to the accounting for sales taxes, as to which the date is August 23, 2021, relating to the financial statements as of and for the years ended December 31, 2020 and 2019 of Insignia Systems, Inc. appearing in Insignia Systems, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2020.

We also consent to the reference to us under the caption “Experts” in this Prospectus, which is part of this Registration Statement.

/s/ Baker Tilly US, LLP

Minneapolis, Minnesota

February 4, 2022